Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Laura E. Flores

202.739.5684

lflores@morganlewis.com

November 22, 2011

VIA Edgar Correspondence

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Rydex Series Funds (the “Trust”) – Post Effective Amendment No. 108
(File Nos. 033-59692 and 811-07584)

Dear Ms. Browning:

This letter responds to your comments conveyed to us during a telephone conference on October 19, 2011 relating to the Trust’s Post-Effective Amendment No. 108 (“PEA No. 108”), filed on August 25, 2011. The purpose of PEA No. 108 was to register Institutional Class Shares (an existing share class of the Trust) of the U.S. Long Short Momentum Fund (an existing series of the Trust) (the “Fund”). The following summarizes your comments, and our responses to those comments. To avoid inconsistencies across the Fund’s Prospectuses that offer other share classes, any revisions to the disclosure in the Fund’s Prospectus or Statement of Additional Information (“SAI”) discussed herein will be incorporated when all of the Fund’s Prospectuses are next updated and printed. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus and SAI.

Prospectus Comments:

1.	Comment. Please confirm that the U.S. Long Short Momentum Fund does not pay acquired fund fees and expenses in excess of 0.01%. If so, please disclose these expenses as a separate line item in the Fund’s fee table.

Response. We have confirmed with the Registrant that the U.S. Long Short Momentum Fund does not pay acquired fund fees and expenses in excess of 0.01%.

2.	Comment. Please add a footnote to the Fund’s fee table discussing the costs of selling securities short.

Response. At the Staff’s suggestion, we will add the following disclosure as a footnote to the “Other Expenses – Short Dividend Expense” line item in the Fund’s Fees and Expenses table:

“**“Short Dividend Expense” occurs because the Fund short-sells equity securities to gain the inverse exposure necessary to meet its investment objective. The Fund must pay out the dividend

Ms. Kimberly Browning

November 22, 2011

rate of the equity security to the lender and records this as an expense of the Fund. However, any such dividend on a security sold short generally has the effect of reducing the market value of the shorted security — thus increasing the Fund’s unrealized gain or reducing the Fund’s unrealized loss on its short sale transaction. “Short Dividend Expense” is not a fee charged to the shareholder by the Advisor or other service provider.”

3.	Comment. Please clarify in the Fund’s “Principal Investment Strategies” section that the Fund may invest in derivatives to the fullest extent permitted by the Investment Company Act of 1940. In addition, please add risk disclosure to the cover page of the Prospectus explaining that the Fund may invest extensively in derivatives and therefore is a high risk investment product.

Response. We respectfully decline to add the suggested disclosure to the Fund’s “Principal Investment Strategies” section because we believe it is inconsistent with the Form N-1A instruction to “avoid simply restating legal or regulatory requirements to which [the] Fund[] generally [is] subject.” Moreover, we believe the Fund’s use of derivatives to pursue its investment objective is clearly disclosed in the “Principal Investment Strategies” section. We also respectfully decline to include the suggested risk disclosure on the cover page of the Fund’s Prospectus because we believe that such disclosure is not required by Form N-1A nor warranted by the Fund’s investment strategy or investments.

4.	Comment. Please delete the following disclosure included in the “Portfolio Turnover” section as it is not permitted by Form N-1A: “However, the Fund’s portfolio turnover rate is calculated without regard to cash instruments or derivatives. If such instruments were included, the Fund’s portfolio turnover rate might be significantly higher.”

Response. We respectfully decline to delete the disclosure because the Registrant believes it is valuable information to shareholders and because we believe the Fund’s “Portfolio Turnover” disclosure is comparable to the disclosure set forth in Form N-1A, as permitted by the instructions to Item 3 of Form N-1A.

5.	Comment. Please confirm what types of equity securities the Fund may invest in. If the Fund may invest in equity securities other than common stock, please disclose this fact. In addition, please eliminate any open-ended disclosure or equivocal terms, e.g., such as, from the discussion of the Fund’s investment strategies.

Response. We have confirmed with the Registrant that the Fund does not intend to invest to a material extent in any other type of equity security other than common stock. We will revise the third sentence of the Fund’s “Principal Investment Strategies” section to state this fact more clearly as follows (revised language appears in bold):

“The Fund then buys long the common stock of companies in the top ranked industries and may hedge broad market risk or sell short the common stock of companies in the lowest ranked industries. The Fund invests in the U.S. traded common stock of small, mid, and large-capitalization issuers and American Depositary Receipts (“ADRs”), but also may invest in derivative instruments, particularly when seeking “short” exposure, which primarily consist of equity index swaps, futures contracts, and options on securities, futures contracts, and stock indices.”

Ms. Kimberly Browning

November 22, 2011

6.	Comment. The Fund’s Item 4 risk disclosure discloses that high portfolio turnover is a principal risk of investing in the Fund. Please revise the Fund’s “Principal Investment Strategies” section to incorporate this concept into the discussion of the Fund’s investment strategy.

Response. We respectfully decline to add the suggested disclosure because we believe the fact that the Fund’s investment strategy involves frequent trading is sufficiently disclosed. For example, the “Principal Investment Strategies” currently discloses that “[t]he Fund seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries. Each day the Advisor, using a quantitative methodology, ranks approximately seventy different industries based on several measures of momentum including price momentum. The Fund then buys long the common stock of companies in the top ranked industries and may hedge broad market risk or sell short the common stock of companies in the lowest ranked industries. . . In an effort to ensure that the Fund is fully invested on a day to day basis, the Fund may conduct significant trading activity at or just prior to the close of the U.S. financial markets.”

7.	Comment. Please disclose in the Fund’s “Principal Investment Strategies” section that the Fund may write and buy options.

Response. We have confirmed with the Registrant that buying and writing options is not material to the Fund’s principal investment strategies. Therefore, we respectfully decline to incorporate the suggested disclosure.

8.	Comment. In the Fund’s “Principal Investment Strategies” section, please clarify that for “non-hedging purposes” means for “speculative purposes” or explain the same in plain English.

Response. While we believe that the phrase “for non-hedging purposes” is commonly used and understood by retail investors, we will clarify the referenced disclosure as follows (new language appears in bold):

“The Fund may invest in derivatives for hedging purposes and non-hedging purposes (i.e., to obtain equity exposure on its cash position).

9.	Comment. With respect to the Fund’s investments in bonds, please confirm that the sole purpose of such investments is to collateralize the Fund’s derivative positions. If the Fund will invest in bonds for purposes other than collateralizing its derivative positions, please include additional disclosure about the types of bonds in which the Fund will invest and the attendant risks of such bonds.

Response. We have confirmed with the Registrant that any investments in bonds are intended primarily to collateralize the Fund’s derivative positions.

10.	Comment. Please revise the Fund’s “Principal Investment Strategies” section to add disclosure regarding the various sectors in which the Fund may invest.

Response. We will add the following disclosure to the Fund’s “Principal Investment Strategies”:

Ms. Kimberly Browning

November 22, 2011

“Initially, the Fund may have significant exposure to the consumer discretionary and staples, utilities, information technology and health care sectors. The Fund’s exposure to a particular sector and the extent of that exposure are expected to vary from day to day.”

11.	Comment. If accurate, please change the heading “Sector Concentration Risk” in the Item 9 disclosure to “Sector Risk.”

Response. We will revise the heading accordingly.

*        *        *

I hereby acknowledge on behalf of Rydex Series Funds (the “Trust”) that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores

Laura E. Flores

cc:	Amy J. Lee, Esq.

  W. John McGuire, Esq.